                                                                      EXHIBIT 12

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                      YEAR ENDED DECEMBER 31,
                                   -------------------------------------------------------------
                                      2001         2000         1999        1998         1997
                                   ----------   ----------   ----------   ---------   ----------
                                                      (THOUSANDS OF DOLLARS)
Income from continuing
  operations.....................  $  918,940   $  440,055   $1,665,731   $(141,092)  $  421,110
Income taxes for continuing
  operations.....................     499,845      318,497      899,117     (31,708)     206,374
Capitalized interest.............     (67,846)     (44,565)     (18,942)     (6,023)      (2,872)
                                   ----------   ----------   ----------   ---------   ----------
                                    1,350,939      713,987    2,545,906    (178,823)     624,612
                                   ----------   ----------   ----------   ---------   ----------
Fixed charges, as defined:
  Interest.......................     602,090      713,674      500,151     502,432      384,928
  Capitalized interest...........      67,846       44,565       18,942       6,023        2,872
  Distribution on trust preferred
     securities..................      55,598       54,358       51,220      29,201       26,230
  Preference security dividend
     requirements of
     subsidiary..................       1,321          669          599         476        2,496
  Interest component of rentals
     charged to operating
     expense.....................      37,446       20,580       11,777       8,707        5,069
                                   ----------   ----------   ----------   ---------   ----------
  Total fixed charges............     764,301      833,846      582,689     546,839      421,595
                                   ----------   ----------   ----------   ---------   ----------
Earnings, as defined.............  $2,115,240   $1,547,833   $3,128,595   $ 368,016   $1,046,207
                                   ==========   ==========   ==========   =========   ==========
Ratio of earnings to fixed
  charges........................        2.77         1.86         5.37          --         2.48
                                   ==========   ==========   ==========   =========   ==========

     In 1998 earnings were inadequate to cover fixed charges by approximately $179 million. This deficiency results from the pre-tax $1.2 billion non-cash, unrealized accounting loss recorded for the ACES indexed debt securities obligation. Excluding the effect of the non-cash, unrealized accounting loss, the ratio of earnings from continuing operations to fixed charges would have been 2.82.